UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               RED ENVELOPE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   75733R 60 1
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 24, 2006
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   Continued on following page(s) Page 1 of 23
                               Page 1 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
                  98-0418059

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          0 (1)
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       143,500 (1)
    Each
Reporting                   7             Sole Dispositive Power
    Person                                       143,500
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    143,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.6%

12       Type of Reporting Person (See Instructions)

                                    OO

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANCHORAGE ADVISORS, L.L.C.
                  20-0042271

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
 Number of                                         0 (1)
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                        143,500 (1)
    Each
Reporting                   7             Sole Dispositive Power
  Person                                          143,500
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    143,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.6%

12       Type of Reporting Person (See Instructions)

                                  OO, IA

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
                  20-0042478

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0 (1)
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                        143,500 (1)
   Each
Reporting                   7             Sole Dispositive Power
   Person                                         143,500
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    143,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.6%

12       Type of Reporting Person (See Instructions)

                                    OO; HC

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANCHORAGE CAPITAL HOLDINGS III, L.L.C.
                  20-4082574

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0 (1)
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       143,500 (1)
   Each
Reporting                   7             Sole Dispositive Power
  Person                                         143,500
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    143,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.6%

12       Type of Reporting Person (See Instructions)

                                    OO; HC

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANTHONY L. DAVIS

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0 (1)
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       143,500 (1)
   Each
Reporting                   7             Sole Dispositive Power
  Person                                         143,500
   With
                            8             Shared Dispositive Power

                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    143,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.6%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  KEVIN M. ULRICH

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CANADA

                            5             Sole Voting Power
Number of                                          0 (1)
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                        143,500 (1)
   Each
Reporting                   7             Sole Dispositive Power
   Person                                         143,500
   With
                            8             Shared Dispositive Power

                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    143,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.6%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

________________

(1) Subject to the matters described in Item 4 and Item 6 herein, the Reporting Persons have no voting power over the Shares pursuant to a Limited Liability Company Agreement, dated as of January 24, 2006 ("Holdings LLC Agreement"), by and between Scott Galloway, Anchorage Capital Master Offshore, Ltd. and Anthony L. Davis.

     This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Red Envelope, Inc. (the "Issuer").

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the Shares. The address of the principal executive office of the Issuer is 149 New Montgomery Street, San Francisco, California 94105.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     i)   Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore");

     ii)  Anchorage Advisors, L.L.C. ("Advisors");

     iii) Anchorage Advisors Management, L.L.C. ("Management");

     iv)  Anchorage Capital Holdings III, L.L.C. ("Holdings");

     v)   Anthony L. Davis ("Mr. Davis"); and

     vi)  Kevin M. Ulrich ("Mr. Ulrich").

     This Statement relates to Shares held for the account of Holdings. Anchorage Offshore and Scott Galloway are the sole members of Holdings, and Mr. Davis is the manager of Holdings. Mr. Galloway and Anchorage Offshore formed Holdings for the purpose of holding, owning, acquiring, disposing and voting the Shares of the Issuer.

     Mr. Davis is the manager of Holdings and has the sole dispositive power with respect to the Shares. Mr. Galloway has the right to vote the Shares that are owned by Holdings subject to Anchorage Offshore's prior consent with respect to matters that would violate, conflict or be inconsistent with (i) applicable law or regulation, (ii) any of the constituent documents of Anchorage Offshore or any of its affiliates, or (iii) the fiduciary duties and obligations of Anchorage Offshore and its affiliates to their respective investors. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

     Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability. Each of Advisors, Management and Holdings is a Delaware limited liability company. Mr. Davis is a United States citizen and Mr. Ulrich is a Canadian citizen. The principal occupation of Mr. Davis is serving as the President and a managing member of Management, and the principal occupation of Mr. Ulrich is serving as the other managing member of Management. The address of the principal business office of each of Anchorage Offshore, Advisors, Management, Holdings and Messrs. Davis and Ulrich is 610 Broadway, 6th Floor, New York, NY 10012.

     During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect so such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price for the Shares was approximately $1,414,428.40. Mr. Galloway contributed $1,000 of personal funds to Holdings, and Anchorage Offshore contributed the Shares to Holdings funded from Anchorage Offshore's investors' contributed capital. Holdings did not purchase any of the Shares with borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Galloway and Anchorage Offshore formed Holdings for the purpose of holding, owning, acquiring, disposing and voting the Shares, and appointed Mr. Davis as the manager of Holdings. In addition to the foregoing and subject to the terms of the Holdings LLC Agreement, Mr. Davis, as the manager of Holdings, reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Holdings, market conditions or other factors. Reference is hereby made to that certain Amendment No. 12 to Schedule 13D, filed with the Securities and Exchange Commission on January 30, 2006, by Mr. Galloway and the other beneficial owners listed therein; provided, however, that the Reporting Persons have no responsibility with respect to the information set forth therein.

     Except as otherwise described herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Such person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The Shares referenced in this statement consist of 143,500 Shares beneficially owned by the Reporting Persons, representing approximately 1.6% of the 9,016,025 Shares outstanding as of November 7, 2005, as reported by the Issuer in its Form 10-Q for the quarter ended October 2, 2005 filed with the Securities and Exchange Commission on November 15, 2005.

     Pursuant to the Holdings LLC Agreement, Mr. Davis, as the manager of Holdings, has the sole power to dispose or to direct the disposition of the Shares, and Mr. Galloway has the power to vote or direct the vote the Shares subject to Anchorage Offshore's prior consent with respect to matters that would violate, conflict or be inconsistent with (i) applicable law or regulation, (ii) any of the constituent documents of Anchorage Offshore or any of its affiliates, or (iii) the fiduciary duties and obligations of Anchorage Offshore and its affiliates to their respective investors. Reference is hereby made to Item 2 of this Statement on Schedule 13D, which is incorporated by reference hereby. The Reporting Persons expressly declare that the filing of this Statement on
Schedule 13D shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Shares.

     (c) Anchorage Offshore purchased and contributed to Holdings: (i) 1,500 Shares at $9.32 per share on January 11, 2006, (ii) 30,000 Shares at $10.05 per share on January 12, 2006, (iii) 100,000 Shares at $9.81 per share on January 25, 2006, and (iv) 12,000 Shares at $9.79 per share on January 26, 2006. Other than such purchases, there have been no acquisitions or dispositions of Shares made by any of the Reporting Persons for the account of Holdings, during the past 60 days. All of the purchases of Shares described in this clause (c) were conducted through open market transactions.

     (d) The limited partners or shareholders of the funds that own Anchorage Offshore have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective indirect ownership interests in Anchorage Offshore.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Anchorage Offshore and Mr. Galloway, as the members of Holdings, and Mr. Davis, as the manager of Holdings, are parties to the Holdings LLC Agreement. Holdings was formed for the purpose of for purposes of holding, owning, acquiring, disposing and voting the Shares.

     Pursuant to the Holdings LLC Agreement, Mr. Davis, as the manager of Holdings, has the sole power to dispose or to direct the disposition of the Shares, and Mr. Galloway has the power to vote or direct the vote the Shares subject to Anchorage Offshore's prior consent with respect to matters that would violate, conflict or be inconsistent with (i) applicable law or regulation, (ii) any of the constituent documents of Anchorage Offshore or any of its affiliates, or (iii) the fiduciary duties and obligations of Anchorage Offshore and its affiliates to their respective investors. Reference is hereby made to Item 2 of this Statement on Schedule 13D, which is incorporated by reference hereby.

     Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares (including as a result of any pledge), finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement, dated as of February 1, 2006, by and among the Reporting Persons.

     2. Limited Liability Company Agreement of Anchorage Capital Holdings III, L.L.C.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 3, 2006             ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.


                                      By: Anchorage Advisors Management, L.L.C.,
                                          its Managing Member


                                      By: /s/ Anthony L. Davis
                                          --------------------------------------
                                           Name:  Anthony L. Davis
                                           Title: Managing Member


Date:    February 3, 2006             ANCHORAGE ADVISORS, L.L.C.


                                      By: Anchorage Advisors Management, L.L.C.,
                                          its Managing Member


                                      By: /s/ Anthony L. Davis
                                          --------------------------------------
                                          Name:  Anthony L. Davis
                                          Title: Managing Member


Date:    February 3, 2006             ANCHORAGE ADVISORS MANAGEMENT, L.L.C.


                                      By:   /s/ Anthony L. Davis
                                          --------------------------------------
                                           Name:  Anthony L. Davis
                                           Title: Managing Member


Date:    February 3, 2006             ANCHORAGE CAPITAL HOLDINGS III, L.L.C.


                                      By:  /s/ Anthony L. Davis
                                          --------------------------------------
                                           Name:  Anthony L. Davis
                                           Title: Managing Member


Date:    February 3, 2006             ANTHONY L. DAVIS


                                      /s/ Anthony L. Davis
                                      ------------------------------------------



Date:    February 3, 2006             KEVIN M. ULRICH


                                      /s/ KEVIN M. ULRICH
                                      --- --------------------------------------


                                  EXHIBIT INDEX
                                                                              PAGE NO.

A.   Joint Filing Agreement, dated as of February 1, 2006, by and among the
     Reporting Persons...................................
                                                                                ---

B.   Limited Liability Company Agreement of Anchorage Capital Holdings III,
     L.L.C.                                                                     ---



                                                                   Page 13 of 23
                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D with respect to the common shares, par value $0.01, of Red Envelope, Inc., dated as of February 3, 2006, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    February 3, 2006             ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.


                                      By: Anchorage Advisors Management, L.L.C.,
                                          its Managing Member


                                      By: /s/ Anthony L. Davis
                                          --------------------------------------
                                           Name:  Anthony L. Davis
                                           Title: Managing Member


Date:    February 3, 2006             ANCHORAGE ADVISORS, L.L.C.


                                      By: Anchorage Advisors Management, L.L.C.,
                                          its Managing Member


                                      By: /s/ Anthony L. Davis
                                          --------------------------------------
                                          Name:  Anthony L. Davis
                                          Title: Managing Member


Date:    February 3, 2006             ANCHORAGE ADVISORS MANAGEMENT, L.L.C.


                                      By:   /s/ Anthony L. Davis
                                          --------------------------------------
                                           Name:  Anthony L. Davis
                                           Title: Managing Member


Date:    February 3, 2006             ANCHORAGE CAPITAL HOLDINGS III, L.L.C.


                                      By:  /s/ Anthony L. Davis
                                          --------------------------------------
                                           Name:  Anthony L. Davis
                                           Title: Managing Member


Date:    February 3, 2006             ANTHONY L. DAVIS


                                      /s/ Anthony L. Davis
                                      ------------------------------------------



Date:    February 3, 2006             KEVIN M. ULRICH


                                      /s/ KEVIN M. ULRICH
                                      ------------------------------------------